April 9, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Benjamin Holt

Re:	Dune Acquisition Corporation II Registration Statement on Form S-1 (as amended) File No. 333-285639

Dear Mr. Holt:

Reference is made to the letter submitted as correspondence via EDGAR on April 8, 2025 in which the Company requested the acceleration of the above-referenced Registration Statement. The Company hereby formally withdraws such request.

Sincerely,

DUNE ACQUISITION CORPORATION II

/s/ Carter Glatt
Name:	Carter Glatt
Title:	Chief Executive Officer

cc:	Ari Edelman, Esq.